Exhibit (a)(50)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.	SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

IN RE GENZYME CORPORATION SHAREHOLDER LITIGATION	Lead Case No. 10-03777-BLS1

This Document Relates to:
ALL ACTIONS.

EMERGENCY MOTION FOR LEAVE TO SUPPLEMENT
THE CONSOLIDATED CLASS ACTION COMPLAINT
PURSUANT TO MASS. R. CIV. P. 15(d)
     Plaintiffs Louisiana Municipal Police Employees’ Retirement System, Chester County Employees Retirement Fund, Alan R. Kahn and David Shade (collectively, “Plaintiffs”), by and through their undersigned counsel, hereby move the Court, pursuant to Mass. R. Civ. P. 15(d), for leave to serve and file the Supplement to the Consolidated Class Action Complaint (the “Supplement”) attached hereto as Exhibit A. The grounds for the motion are as follows:
     1. Rule 15(d) provides for the service of a “supplemental pleading setting forth transactions or occurrences or events which have happened since the date of the pleading sought to be supplemented.” See Mass R. Civ. P. 15(d). When there is evidence of events occurring after commencement of an action, plaintiff should be given the opportunity under Rule 15(d) to file a motion for leave “to serve a supplemental pleading setting forth the events occurring after the commencement of his action.” Tisei v. Building Inspector of Marlborough, 5 Mass. App. Ct. 328, 333-334 (1977).
     2. Massachusetts Courts interpret motions for leave to supplement under Rule 15(d) very liberally. See Golden v. General Builders Supply LLC, 441 Mass. 653, 660 (1994) (noting “the liberality of the rule governing amended and supplemental pleadings”). Under this liberal standard, Courts have repeatedly allowed supplemental pleadings. See Norwottuck Inn Holding Co., LLC. V. Corfu, Inc., No. 04-WAD-21, 2005 WL 1797063 at *2 (Mass. App. Div. July 20, 2005) (finding no abuse of discretion when the trial judge allowed plaintiff to supplement its pleading under Rule 15(d) where new evidence occurred after filing of the complaint); Hanover Ins. Co. v. Penn-America Ins. Co., No. 951805, 2000 WL 33171001 at *6 (Mass. Super. Aug. 1, 2000) (stating “[a]s a general rule, Massachusetts allows liberal amendment of pleadings” and granting plaintiffs leave to supplement under Rule 15(d)).
     3. The Supplement includes: (a) new factual allegations regarding Sanofi-Aventis’ (“Sanofi”) commencement of a revised tender offer to acquire all outstanding shares of Genzyme Corporation (“Genzyme”) for $74.00 per share plus one contingent value right per share to be issued by Sanofi (the “Tender Offer”); (b) new factual allegations regarding the merger agreement entered into between Genzyme and Sanofi on February 16, 2011; and (c) new claims for breach of fiduciary duty against defendants relating to materially misleading statements and omissions contained in the amended Schedule 14D-9 (the “14D9”) that Genzyme filed with the Securities and Exchange Commission on March 7, 2011, which recommended that Genzyme shareholders tender their shares in the Tender Offer.
     4. Plaintiffs file this motion as an emergency motion pursuant to Superior Court Rule 9A(e)(1) because the Tender Offer is set to expire on April 1, 2011. In order for Plaintiffs to secure injunctive relief concerning the alleged misleading disclosures and omissions contained in the 14D9, Plaintiffs must be given an opportunity to present their claims to the Court, seek expedited discovery on those claims and schedule an injunction hearing in advance of the April 1, 2011 expiration date. Accordingly, Plaintiffs would suffer undue prejudice if they are prohibited from immediately supplementing the Consolidated Amended Complaint to include the new events and breach of fiduciary duty claims that have occurred since October 18, 2010,

2

which will serve as the basis for Plaintiffs’ forthcoming application for injunctive relief. Moreover, without the disclosures identified in the Supplement being made by the defendants prior to the expiration of the Tender Offer, Plaintiffs and Genzyme shareholders will be unable to make a fully informed decision on whether to tender their Genzyme shares or seek statutory appraisal of the fair value of their Genzyme shares following the Tender Offer, and would thus be irreparably harmed. For these reasons, there is not sufficient time to serve and file the motion papers under the procedures set forth in Superior Court Rule 9A(b). Defendants will not suffer any prejudice from the proposed supplemental pleading.
     WHEREFORE, Plaintiffs respectfully request that the Court grant them leave to file the attached proposed Supplement to the Consolidated Class Action Complaint.

Dated: March 14, 2011	By their attorneys,

/s/ David Pastor

David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP
63 Atlantic Avenue, 3rd Floor
Boston, MA 02110
Tel: 617-742-9700
Fax: 617-742-9701

Plaintiffs’ Liaison Counsel

Jay W. Eisenhofer
Michael J. Barry (BBO #638667)
GRANT & EISENHOFER, P.A.
1201 N. Market Street
Wilmington, DE 19801
Tel: 302-622-7000
Fax: 302-622-7100

3

Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
J. Daniel Albert
J. Quinn Kerrigan
BARROWAY TOPAZ KESSLER
MELTZER & CHECK LLP
280 King of Prussia Road
Radnor, PA 19087
Tel: 610-667-7706
Fax: 610-667-7910

Plaintiff s’ Lead Interim Class Counsel

Lynda J. Grant
THE GRANT LAW FIRM PLLC
521 Fifth Avenue, 17th Floor
New York, NY 10175
Tel: 212-292-4441
Fax: 212-292-4442

Mark C. Gardy
James S. Notis
Charles A. Germershausen
GARDY & NOTIS, LLP
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, NJ 07632
Tel: 201-567-7377
Fax: 201-567-7337

Harold B. Obstfeld
HAROLD B. OBSTFELD, P.C.
100 Park Avenue, 20th Floor
New York, NY 10017
Tel: 212-696-1212
Fax: 212-696-1398

Plaintiffs’ Additional Counsel

4

EXHIBIT A

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.	SUPERIOR COURT DEPARTMENT
BUSINESS LITIGATION SESSION

IN RE GENZYME CORPORATION
SHAREHOLDER LITIGATION	Lead Case No: 10-03777-BLS1

This Document Relates to:
ALL ACTIONS.

SUPPLEMENT TO THE CONSOLIDATED CLASS ACTION COMPLAINT
     Pursuant to Massachusetts Rule of Civil Procedure 15(d), plaintiffs Louisiana Municipal Police Employees’ Retirement System, Chester County Employees Retirement Fund, Alan R. Kahn and David Shade (collectively, “Plaintiffs”) hereby supplement the Consolidated Class Action Complaint filed with this Court on October 18, 2010 (the “Complaint”) to include transactions, occurrences and events that have happened since the filing of the Complaint. The allegations of the supplement are based on the personal knowledge of Plaintiffs as to themselves and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters.
SUMMARY OF THE SUPPLEMENT
     1. On February 16, 2011, Genzyme Corporation (“Genzyme” or the “Company”) and Sanofi-Aventis SA (“Sanofi”) announced that they had entered into a definitive merger agreement (the “Merger Agreement”) whereby Sanofi would acquire Genzyme for $74.00 per share in cash plus a contingent value right (“CVR”) worth up to $14 per share. The CVR, which will be publicly traded following the transaction’s consummation, provides for the future payments of cash to Genzyme shareholders, the amounts of which depend on achieving certain production milestones with respect to Genzyme’s Cerezyme and Fabrazyme drug products and certain approvals and production milestones with respect to Genzyme’s alemtuzumab drug product, as described in greater detail below. The transaction is to be effected through a first step tender offer (the “Tender Offer”), scheduled to close on April 1, 2011, followed by a second-step merger (the “Merger”), which may be effected by the stroke of a pen thereafter. Because Genzyme has failed to make full material disclosures in recommending that shareholders tender their shares into the Tender Offer, however, Genzyme’s shareholders are unable to make a fully informed tendering decision, subjecting them to irreparable harm should the Tender Offer close without additional information being provided to them.
     2. On March 7, 2011, Sanofi filed with the Securities and Exchange Commission (“SEC”) an amended Schedule TO (the “TO”) setting forth the Tender Offer’s revised terms.
     3. On the same day, Genzyme filed with the SEC an amended Schedule 14D-9 (the “14D9”), recommending that Genzyme shareholders tender their shares in the tender offer. The 14D9 is misleading and contains omissions that are material to Genzyme shareholders’ decision as to whether to tender their shares in the Tender Offer.
     4. Specifically, the 14D9 fails to disclose, among other things, an analysis by Genzyme as to what the projected trading value of the CVR will be on the open market, relying instead merely on an intrinsic value calculation of the CVR, the full basis of which is also not disclosed. Additionally, the 14D9 provides misleading information concerning the “probabalized” likelihood that the milestones relating to future sales of Genzyme’s drug alemtuzumab will be achieved, which make up the bulk of the CVR payments. This lack of disclosure materially affects Genzyme shareholders’ ability to determine whether to tender their shares and receive a vaguely valued CVR or to seek the fair value of their shares through a statutory appraisal proceeding.
     5. Accordingly, by failing to make full material disclosures, Defendants have breached their fiduciary duties to Genzyme shareholders and are depriving them of the ability to make a fully informed decision whether to tender their shares to Sanofi. Plaintiffs seek injunctive and other equitable relief to ensure that Genzyme shareholders are provided with the full material disclosures they need to make an informed tendering decision. Plaintiffs have no adequate remedy at law.
SUPPLEMENTAL SUBSTANTIVE ALLEGATIONS
A. Factual and Procedural Background
     6. Following the filing of the Complaint, which sought among other things that Genzyme engage in good faith negotiations with Sanofi concerning a potential business combination, the companies began discussing in November 2010 a potential business combination. During the course of these discussions, Sanofi proposed adding a CVR to the proposed immediate cash payment offered in exchange for Genzyme’s stock to account for, principally, the projected revenue related to future sales of Genzyme’s alemtuzumab treatment for Multiple Sclerosis (“MS”).
     7. Throughout December and January, the companies continued discussions regarding a per-share price for Genzyme’s stock that would include the CVR. During this time, Sanofi continued to extend the expiration date of its hostile tender offer, which had offered Genzyme stockholders $69 per share, and both companies continued to make numerous amendments to their original Schedule TO and Schedule 14D9 filings concerning Sanofi’s offer.

     8. On February 16, 2011, Genzyme and Sanofi jointly announced that they had entered into the Merger Agreement, which provided for a substantially increased payment to Genzyme’s stockholders upon the Tender Offer’s closing and a second-step Merger that promised non-tendering stockholders the same per-share consideration as offered in the Tender Offer. The Tender Offer’s per-share consideration is comprised of (i) $74.00 in cash and (ii) the grant of the CVR, worth as much as $14 per share.
     9. The CVR’s terms provide for future per-share cash payments to Genzyme shareholders contingent upon the achievement of future milestones, as follows: (1) $1.00 in the event that both Cerezyme and Fabrazyme achieved production milestones of 734,600 400 Unit Vial Equivalents and 79,000 35-milligram Vial Equivalents, respectively, at any time between January 1, 2011 and December 31, 2011 (“Production Milestone”); (2) $1.00 in the event that alemtuzumab received U.S. Food and Drug Administration approval for the treatment of MS on or before March 31, 2014 (“Approval Milestone”); (3) $2.00 in the event that alemtuzumab achieved sales of $400 million during a specified time period (“Product Sales Milestone #1); (4) $3.00 in the event that alemtuzumab achieved sale of $1.8 billion during a specified time period (“Product Sales Milestone #2”); (5) $4.00 in the event that alemtuzumab achieved sales of $2.3 billion during a specified time period (“Product Sales Milestone #3”); and (6) $3.00 in the event that alemtuzumab achieved sales of $2.8 billion during a specified time period (“Product Sales Milestone #4”). Should all of these milestones be met, the payments under the CVR to Genzyme shareholders would total $14.00 per share.
     10. Under the Merger Agreement, the consummation of the Merger is conditioned upon Sanofi’s successfully registering the CVRs to be publicly traded pursuant to a registration statement on Form F-4 and the CVR having been approved for listing on the Nasdaq Stock

Exchange. Section 3.3 of the Merger Agreement also provides for the availability of appraisal rights to dissenting shareholders in the second-step Merger pursuant to Part 13 of the Massachusetts Business Corporation Act
     11. On March 7, 2011, Sanofi filed the TO with the SEC, setting the Tender Offer’s terms, and announcing that the Tender Offer will close on April 1, 2011. Contemporaneously, Sanofi filed its Form F-4 registration statement seeking to register the CVR for public trading on the Nasdaq Stock Exchange.
     12. Also on March 7, 2011, Genzyme filed with the SEC the 14D9, recommending that Genzyme shareholders tender their Shares into the Tender Offer.
B.	The 14D9 Is Materially Misleading and Omits Material Information
          1. The CVR
     13. In a purported effort to place a value on the CVR so that Genzyme shareholders can make a determination as to whether to tender their shares, the 14D9 discloses that the Company’s financial advisors, Goldman Sachs and Credit Suisse, conducted an analysis of the CVR’s so-called “intrinsic value.” The intrinsic value of the CVR was purportedly calculated by combining a projected probability for Completion of each milestone with a discount applied to determine the present value of each milestone payment, applying a discount rate of 8.5%, based on its projected completion time. For example, while the total payment under the CVR to Genzyme shareholders if Product Sales Milestone #1 were reached would be $2.00, discounting that future cash flow (estimated to be achieved in the third quarter of 2013) by 8.5% and then multiplying by the probability of 80% that the milestone would be achieved, purportedly results in an “illustrative midpoint probability-adjusted intrinsic value” of $1.28. Performing these calculations for all of the milestones purportedly results in an intrinsic value of $5.58 per CVR. Accordingly, the 14D9 discloses that the total consideration offered in the Tender Offer, combining the cash payment with the CVR’s purported present value, is $79.58 per share.1
     14. Genzyme, however, has failed to make full material disclosures regarding the CVR’s present value, which is critical information needed by stockholders in order for them to make a fully informed tendering decision.
     15. First, the 14D9 fails to disclose the bases for the projected probabilities of completion of the milestones supplied by management. Without this material information, Genzyme shareholders have no way to gauge the accuracy of the projected probabilities and consequently cannot make an informed decision to tender their shares based on the unsupported intrinsic value of the CVR.
     16. Second, the 14D9 discloses that “[t]he Company’s fmancial advisors also noted that while a contingent value right could be said to have an “intrinsic value” that reflects the present value of expected payouts under the contingent value right calculated based on estimates as to the probability and timing of achieving the milestones under the contingent value right, contingent value rights issued in prior transactions tended to initially trade in the public markets at levels below their calculated intrinsic values.” 14D9 at p. 15.2 Yet, the 14D9 omits the analyses performed by the Company or its financial advisors of the previous transactions involving contingent value rights and to what extent the CVRs would trade at a discount to that intrinsic value on the open market. Without knowing how far below the disclosed intrinsic value the CVRs are expected to trade on the open market or for how long this depreciation in value

[1]	Despite the 14D9’s disclosure that the total consideration in the Tender Offer is equivalent to $79.58 per share, the 14D9 also discloses that the Company’s Board of Directors (the “Board”) throughout the negotiations with Sanofi were adamant that “the negotiated transaction should not be ‘in the $70s.” See 14D9 at p. 15. However, the 14D9 never (i) reconciles these apparent conflicting positions, (ii) explains why the Board then subsequently agreed to a transaction price in the $70s, or (iii) provides a basis for the Board’s original position.

[2]	See also 14D9 at p. 24 (“The CVRs . . . are expected to trade below their estimated intrinsic value.”)

will last, Genzyme shareholders cannot make an informed decision as to whether to accept the combination of cash and CVR promised in the Tender Offer and Merger in exchange for their Genzyme stock or, instead, to seek statutory appraisal of their shares. This information is plainly material to Genzyme stockholders deciding whether to tender their shares into the Tender Offer, and Defendants have a duty to make full material disclosure to Genzyme’s stockholders in this regard.
     17. The 14D9 is also unclear as to whether the Company’s financial advisors’ analysis of prior transactions involving contingent value rights was shared with Sanofi in the negotiations over the terms of the CVR, and what impact, if any, that had on the milestone payouts agreed to between the companies. Again, such information is plainly material to Genzyme stockholders in deciding whether to tender their stock to Sanofi.
     18. Moreover, this failure to disclose an analysis of the CVR’s expected market value impacts other disclosure that permeate the 14D9. For example, in the section titled Premium to Current and Historical Trading Prices, 14D9 at p. 21, all of the premium calculations to various historic trading data are based on the combined value of the cash portion of the consideration and the CVR’s estimated intrinsic value. If a Genzyme shareholder cannot adequately rely on the estimated intrinsic value of the CVR as $5.58, because the CVR will trade at a discount on the open market, then the premium calculations contained in the 14D9 are meaningless and provide no frame of reference as to the adequacy of the Tender Offer’s consideration.
     19. Third, while the 14D9 discloses, in one instance, the probabalized achievement of the Product Sales Milestones, it contrarily provides a graphical depiction of the nonprobabalized projected revenues for alemtuzumab as a treatment for MS. See 14D9 at p. 14. The disclosure of the non-probabalized projected revenues of alemtuzumab is misleading to

Genzyme shareholders because that information suggests a 100% probability of achieving the Product Sales Milestones, an unwarranted assumption that does not underlie any valuation of the CVR. This would create a substantial difference in the estimated intrinsic value of the CVR as it would limit the discount of the CVR purely to the present value discount of future cash flows without the probability input of achieving those cash flows. The inclusion of the nonprobabalized projected revenues for alemtuzumab is inexplicable and unquestionably misleading. Full material disclosure of the probabalized projected revenues for alemtuzumab is needed for Genzyme stockholders to make an informed tendering decision.
          2. Discounted Cash Flow Analyses
     20. The 14D9 contains three separate discounted cash flow (“DCF”) analyses performed both separately and jointly by the Company’s financial advisors. First, both Goldman Sachs and Credit Suisse performed DCF analyses of Genzyme’s per-share value excluding the Company’s “Pipeline Products,” which consist of alemtuzumab, mipomersen and ataluren. See 14D9 at pp. 31-32. The 14D9 provides no bases for performing separate DCF analyses for the Company’s unlevered free cash flows over the period from 2011 through 2015 exclusive of the “Pipeline Products” and unlevered free cash flows including only the “Pipeline Products,” particularly where the “Pipeline Products” include drugs that are not subject to the CVR. Presumably, the different DCF analyses were intended to calculate both the value of Genzyme without projected revenue resulting from the drugs subject to the CVR and the value of the projected revenue from those drugs, and yet the DCF analyses fail to isolate those drugs — and only those drugs — subject to the CVR. Additionally, there is no indication that the DCF analyses do anything to calculate the value of meeting the Production Milestone applicable to Cerezyme and Fabrazyme.

     21. Moreover, the 14D9 only discloses combined unlevered free cash flow projections for the Company inclusive of the “Pipeline Products.” See 14D9 at pp. 39-41. The failure to disclose separate unlevered free cash flow projections for the Company’s business excluding the “Pipeline Products” and for the “Pipeline Products” on a stand-alone basis, as analyzed in the competing DCF analyses performed by the financial advisors, constitutes an omission of material information necessary for Genzyme shareholders to evaluate the financial advisors’ DCF analyses. Genzyme stockholders are entitled to disclosure of the material inputs into each of the DCF analyses, and unlevered free cash flow projections are material inputs to those analyses
     22. Moreover, Goldman Sachs and Credit Suisse employed different techniques in conducting their respective DCF analyses. Specifically, according to the 14D9, Credit Suisse “calculated a range of illustrative terminal values for the Company. . . by applying illustrative terminal multiples ranging from 9.5x to 13.5x to Company management’s estimate of the Company’s 2016 unlevered net income.” See 14D9 at p. 31. Notably, the 14D9 fails to disclose Genzyme management’s 2016 unlevered net income projections and only discloses unlevered net income projections for 2011 through 2015. See 14D9 at pp. 40-41. The 14D9 should disclose the 2016 unlevered net income projections upon which Credit Suisse relied.
     23. The 14D9 further discloses that Goldman Sachs “calculated a range of illustrative terminal values for the Company . . . as of December 31, 2015 by applying perpetuity growth rates ranging from 0.0% to 2.0% to estimates of the Company’s unlevered free cash flows for 2015 . . . from Company management’s updated forecasts.” Id. The 14D9 fails to disclose why the Company’s financial advisors performed DCF analyses employing different discounting techniques that yield substantially different outcomes, particularly with respect to the wildly different upper ranges of those analyses.3 This information is material to Genzyme shareholders.
3. The Multiples Analysis
     24. Management forecasts suggest substantial growth for Genzyme, which is accounted for in the DCF analysis, but not appropriately incorporated into the multiples analysis. As a result, the multiples analysis is unreliable and potentially misleads investors about the appropriate range of valuation. For example, Credit Suisse relies on a range of Enterprise Value (“EV”) to 2011 EBITDA multiples based on the mean and median for “Selected Companies” of 9.7x and 9.6x, respectively. However, in valuing Genzyme, they apply a range of multiples (7.5 to 9.5) that is below both of these numbers with no explanation why.
     25. In addition, according to management’s forecasts, Genzyme’s sales are expected to post strong growth from 2012 through 2015. By contrast, five out of the six “Selected Companies” had predicted 2011 growth below that of Genzyme and ranged from 1.43% to 24.8%. For 2012, Genzyme’s sales were predicted to grow more than any of its peers, which are predicted to average 7.14%, with the highest at 13.64%. Genzyme’s year-over-year estimated sales growth is more in line with Celgene and Shire rather than the rest of the “Selected Companies.” These companies have much higher multiples than the average and even higher than the range applied by Credit Suisse. As a result, the multiples that Credit Suisse used in calculating their range for Genzyme’s value are understated. Goldman Sachs similarly employed lower multiples when calculating Genzyme’s value, which only serve to bring down the valuation range.

[3]	The upper ranges of Credit Suisse’s and Goldman Sachs’ combined DCF analyses were $98.52 and $111.88, respectively. 14D9 at p. 32. Considering that the total Tender Offer consideration is estimated to be $79.58, an explanation for this substantial discrepancy must be disclosed.

     26. In sum, the multiples analysis performed by Genzyme’s financial advisors seems to completely ignore the substantial differences in growth between Genzyme and its peers. This represents a fundamental flaw in the valuation and therefore results in ranges of valuation that will potentially mislead Genzyme stockholders.
          4. The Company’s Financial Advisors’ Fees and Goldman Sachs’ Potential Conflicts of Interest
     27. In light of the confusing DCF analyses performed by the Company’s financial advisors that purport to support the financial fairness of the Tender Offer consideration, detailed disclosures regarding the financial advisors’ fee structure are required. The 14D9’s disclosures concerning the financial advisors’ fees, however, are woefully inadequate. While the 14D9 approximates the success fees that each financial advisor will receive upon consummation of the transaction, the 14D9 includes other categories of payments, including reimbursements of costs and expenses and potential indenmity payments, that are completely undisclosed. Specifically, the 14D9 discloses that “Nile Company has also agreed to reimburse Credit Suisse and Goldman Sachs for their reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Credit Suisse and Goldman Sachs and related persons against certain liabilities in connection with their engagements.” Considering the complicated valuation procedures employed by the financial advisors, especially in connection with the CVR, and the potential for deviation from the fair value of the Company, the liability indemnity could be of substantial potential value the Company’s financial advisors and an estimate of that value should be disclosed to Genzyme shareholders.
     28. Additionally, the 14D9 discloses that Sanofi paid Goldman Sachs approximately $11 million since 2008 for “financial advisory services” in connection with Sanofi’s acquisition of Chattem, Inc. (“Chattem”) in December 2009. See 14D9 at p. 43. The timing of Goldman

Sachs’s service to Sanofi in connection with the Chattem acquisition in relationship to the timing of Sanofi’s initial evaluation of an acquisition of Genzyme, just one month later, raises substantial questions as to whether Sanofi or any of its management team at any point discussed the potential acquisition of Sanofi with Goldman Sachs prior to Goldman Sachs’ retention by Genzyme as its financial advisor. Accordingly, additional disclosures are warranted concerning Sanofi’s and Goldman Sachs’ preexisting relationship.
     29. The 14D9 also discloses that Goldman Sachs owned approximately 3% of Genzyme’s outstanding shares as of February 16, 2011. See 14D9 at p. 30. However, the 14D9 fails to disclose what Goldman Sachs’ cost basis in those shares is or how long Goldman Sachs has held its position in Genzyme, which could raise a divergence in interest between Goldman Sachs’ and other Genzyme shareholders’ desire to see the transaction be consummated at a certain price. Disclosure of these material facts will permit Genzyme shareholders to assess whether Goldman Sachs provided truly independent financial advice to Genzyme’s Board.
COUNT II
(Class Claim For Breach of Fiduciary Duty Against All Defendants)
     30. Plaintiffs repeat and reallege each and every allegation above as if set forth in full herein.
     31. Defendants owe Plaintiffs and the Class the utmost fiduciary duties of due care and loyalty, including the obligation to act in good faith. Defendants have breached their fiduciary duties owed to the Class by failing to disclose in the 14D-9 all material information, or to otherwise ensure that the statements made in the 14D-9 are not materially misleading.
     32. Defendants’ breaches of their fiduciary duties have and are continuing to cause harm to Plaintiffs and the Class by, inter alia, denying shareholders the opportunity to make a fully informed decision on whether to tender their shares, and thus impacting the shareholder franchise.
     33. Plaintiffs and the Class have no adequate remedy at law.
PRAYER FOR RELIEF
WHEREFORE, Plaintiffs pray for judgment in favor of themselves and the Class and against Defendants, as follows:
     (a) declaring that this action is properly maintainable as a class action;
     (c) requiring Defendants to fully disclose all material information and correct any materially misleading statements in the 14D-9;
     (d) awarding Plaintiffs and the Class compensatory damages, together with pre- and post-judgment interest;
     (e) awarding Plaintiffs the costs of pursuing this action, including, but not limited to, Plaintiffs’ attorneys’ fees and expenses and experts’ fees; and
     (f) awarding such other and further relief as the Court deems just and proper.

March 14, 2011	By their attorneys,

David Pastor (BBO #391000)
GILMAN AND PASTOR, LLP 63
Atlantic Avenue, Third Floor
Boston, MA 02110
Phone: 617-742-9700
Fax: 617-742-9701

Plaintiffs’ Liaison Counsel

Jay W. Eisenhofer
Michael J. Barry (BBO #638667)
GRANT & EISENHOFER, P.A.
1201 N. Market Street
Wilmington, DE 19801
Phone: 302-622-7000
Fax: 302-622-7100

Marc A. Topaz
Lee D. Rudy
Michael C. Wagner J.
Daniel Albert
J. Quinn Kerrigan
BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
280 King of Prussia Road
Radnor, PA 19087
Phone: 610-667-7706
Fax: 610-667-7910

Plaintiffs’ Lead Interim Class Counsel

Lynda J. Grant
THE GRANT LAW FIRM PLLC
521 Fifth Avenue, 17th Floor
New York, NY 10175
Phone: 212-292-4441
Fax: 212-292-4442

Mark C. Gardy
James S. Notis
Charles A. Germershausen
GARDY & NOTIS, LLP
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, NJ 07632
Phone: 201-567-7377
Fax: 201-567-7337

Harold B. Obstfeld
HAROLD B. OBSTFELD, P.C.
100 Park Avenue, 20th Floor
New York, NY 10017
Tel: 212-696-1212
Fax: 212-696-1398

Additional Plaintiffs’ Counsel

14